UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hera Health Solutions, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 22, 2017

Physical address of issuer
11141 Wellshire Ln.
Frisco, TX 75035

Website of issuer
www.herahealthsolutions.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust Co.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
5,000

Price (or method for determining price)
$5.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount

July 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$14,911	$0
Cash & Cash Equivalents	$14,911	$0
Accounts Payable	$2,800	$0
Short-term Debt	$4,615	$469
Long-term Debt	$100,000	$0
Net Income	-$89,235	-$3,469

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 24, 2019

FORM C/A

Up to $107,000.00

Hera Health Solutions Inc.



Explanatory Note

Hera Health Solutions, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on June 24, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit H).

Series Seed Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hera Health Solutions Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at herahealthsolutions.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 24, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.herahealthsolutions.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

Hera Health Solutions Inc. (the "Company") is a Delaware Corporation, formed on May 22, 2017. Hera Health Solutions is based in Memphis, TN and specializes in the research and development (R&D) of long acting treatments through subcutaneous—under the skin—biodegradable drug delivery implants. A full utility patent has been filed on its proprietary technology, and bench studies have been completed. A preliminary prototype, of the first product Eucontra, has been produced with its manufacturing associate Nanofiber Solutions. The team is now prepping for the Food and Drug Administration (FDA) and World Health Organization (WHO) approval processes, and an international market launch for Eucontra. Its flagship product Eucontra was created to help address the difficult and sometimes life-threatening implant removal process inherent in the contraceptive industry. However, Eucontra is just the first of many biodegradable implantable products Hera Health seeks to create for the growing drug-delivery market. The company also aims to provide biodegradable drug delivery implant solutions to the veterinary, opioid-addiction, hormone therapy, and breast cancer markets.

The Company is located at 11141 Wellshire Ln., Frisco, TX 75035.

The Company's website is www.HeraHealthSolutions.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Hera Health Solutions is a pharmaceutical device company that specializes in the development and commercialization of long acting treatments through proprietary biodegradable implants. Hera Health intends to sell its first product, the contraceptive biodegradable implant Eucontra, to OB/GYN practices as well as family planning clinics in the U.S. market. Internationally, the Company will seek to sell to nonprofit organizations and large-scale Non-Governmental Organizations (NGOs) that distribute contraceptives to countries with a limited access to healthcare. It also intends to price Eucontra at $800 per device, which the Company believes is competitive with its alternative, Nexplanon. The executive team estimates a 98.5% gross margin for retail sales but intends to heavily subsidize Eucontra for bulk distribution to humanitarian partners.

In the U.S., Hera Health hopes that Eucontra will be reimbursable through insurance, which could lower the price point for consumers. The reimbursement code for contraceptive arm implants utilizing a generic contraceptive drug already exists, as well as the code for subcutaneous implant insertion.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	5,000 Shares
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	5,000 Shares
Maximum amount of Series Seed Preferred Shares of Preferred Stock	21,400 Shares
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	21,400 Shares
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	July 30, 2019
Use of proceeds	See the description of the use of proceeds on page 34 hereof.

Voting Rights	See the description of the voting rights on page 42 hereof.

The price of the Securities has been determined by the Company based on a pre-money valuation of $4,200,000, including an available option pool of 10% of the post-money fully diluted capital of the Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Idicula Mathew and Garrett Whitfield who are CEO and COO of the Company. The Company has or intends to enter into employment agreements with Idicula Mathew and Garrett Whitfield although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Idicula Mathew and Garrett Whitfield or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Idicula Mathew and Garrett Whitfield in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Idicula Mathew and Garrett Whitfield die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing

regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, clinical testing, or manufacturing; unplanned expenditures in product development, clinical testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, product candidates on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold may increase because we are subject to paying the excise tax. If either of these scenarios were to occur, then there could be an adverse impact to our results of operations and financial condition.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure

volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We may rely on a group of third-party distributors to effectively distribute our products outside the United States.

We may depend, in part, on medical device distributors for the marketing and selling of our products in most geographies outside of the U.S. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.
In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.
Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

We face heavy government regulation, and FDA regulatory approval of our products is uncertain.
The research, testing, manufacturing and marketing of drug products such as those that we are developing are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that a drug candidate may not be shown to be safe or effective, the FDA may not approve

our manufacturing process, the FDA may interpret data from preclinical and clinical trials in different ways than we do, and the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our methods for analyzing our trial data are not accepted by the FDA, we may fail to obtain regulatory approval for our product candidates. Moreover, if and when our products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products. To date, we have not received regulatory approval to market any of our product candidates in any jurisdiction. Following regulatory approval of any of our drug candidates, we will be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our potential products.

With regard to our drug candidates, if any are approved by the FDA or by another regulatory authority, we are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payers. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

New product development involves a lengthy, expensive and complex process.
We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on Eucontra for contraception. There can be no assurance that our technologies will be capable of reliably addressing resistant infections or that we can develop and commercialize our products at all. New product development involves a lengthy, expensive and complex process and we currently have no fully validated diagnostic candidates. In addition, before we can commercialize any new product candidates, we will need to conduct substantial research and development, conduct validation studies, expend significant funds, develop and scale-up our laboratory processes, and obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including failure of the product at the research or development stage, and lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.

Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. In addition, if another Company is the first to file for marketing approval of a competing orphan drug candidate, that Company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our orphan drug candidate in the applicable market for several years.

We face significant competition from other biotechnology and pharmaceutical companies.

We are aware of several companies that are working to develop drugs that would compete against our drug candidates. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the U.S. and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to discover, develop and commercialize drugs that are superior to other products in the market, demonstrate through our clinical trials that our drug candidates are differentiated from existing and future therapies, attract qualified scientific, product development and commercial personnel, obtain patent or other proprietary protection for our drugs and technologies, obtain required regulatory approvals, successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new drugs, and negotiate competitive pricing and reimbursement with third party payers

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in license novel compounds that could make our drug candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing or receiving FDA approval for or commercializing medicines before we do, which would have a material adverse impact on our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.
Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: i) the availability of alternative products from our competitors, ii) the price of our products relative to that of our competitors, iii) the timing of our market entry, iv) the ability to market our products effectively to the retail level and v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

Our manufacturing activity is subject to certain risks.
We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We contract with third-party manufacturers to produce our products in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we have implemented stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we do not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of the drug approval, reformulation of the drug product, additional testing or changes in labeling of the finished product. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay ongoing clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

We could experience difficulties and delays in the manufacturing, distribution and sale of our products.

Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. In addition, government investigations related to the use of our products, but not the efficacy of the products themselves, may cause reputational harm to the Company. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

We are also subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

Pharmaceutical products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Product labeling changes for our marketed products could result in a negative impact on revenues.

We or regulatory authorities may need to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.

We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we may outsource the day-to-day management and oversight of our clinical trials to contract research organizations and the manufacture of certain of our products. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Product liability claims could harm our business.
The development, manufacture, testing, marketing and sale of pharmaceutical products are associated with significant risks of product liability claims. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition, or could result in serious injury or impairments or even death. This could result in product liability. Some of our products, including Eucontra, will have boxed warnings in their labels. Product liability claims may be brought by individuals seeking relief for themselves, or by groups seeking to represent a class of injured patients. Further, third party payers, either individually or as a putative class, may bring actions seeking to recover monies spent on one of our products. As sales of our products increase, the risk that product liability claims will be made against us increases. The risk of product liability claims may also increase if a company receives a warning letter from a regulatory agency. We cannot predict the frequency, outcome or cost to defend any such claims.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available to us in the future on acceptable terms, or at all. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims whether meritorious or not could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully. In addition, defending a product liability lawsuit is expensive and can divert the attention of key employees from operating our business.

In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by the FDA, the EMA, or the competent authorities of the EU member states. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension, variation, or withdrawal of approval, any of which would adversely affect our business.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.
Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our

products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.
Many of our products will be purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payers increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.
Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S., the EU and other regions around the world, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

The illegal importation of counterfeit products and pharmaceutical and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering, and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute to the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest

would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike debt securities and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will grant a proxy to vote their Securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
As a Purchaser, you will grant a proxy to the Intermediary or its affiliate to vote the Securities that you will acquire on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Hera Health Solutions is a pharmaceutical device company that specializes in the development and commercialization of long acting treatments through proprietary bio-erodible implants.

Business Plan
Hera Health intends to sell its first product, the contraceptive biodegradable implant Eucontra, to OB/GYN practices as well as family planning clinics in the U.S. market. Internationally, the Company will seek to sell to nonprofit organizations and large-scale Non-Governmental Organizations (NGOs) that distribute contraceptives to countries with a limited access to healthcare. It also intends to price Eucontra at $800 per device, which the Company believes is competitive with its alternative, Nexplanon. The executive team estimates a 98.5% gross margin for retail sales but intends to heavily subsidize Eucontra for bulk distribution to humanitarian partners.

Hera Health aims to spread awareness for Eucontra mainly through partnerships and sponsorships within the OB/GYN and family planning spaces, as well as with global humanitarian organizations and healthcare distributors who focus on areas related to family planning and women's health. If the product is approved for use by the FDA, the Company also plans to launch an extensive commercial marketing campaign involving sales representatives and media advertisement. The Company's domestic growth plan also heavily involves broadening professionals' knowledge of its technology through trade shows and conferences.

Nationally, the Company has mapped out potential conferences in the U.S. to attend with the goal of further networking with key opinion leaders on a national level in the hopes of gaining additional endorsements for its technology. The executive team will seek to keep these connections engaged as the Company continues to develop Eucontra and fulfill the necessary regulatory requirements for FDA approval.

Currently, the Company aims to finish its pre-clinical trials by September 2019, its clinical trials by November 2020, and obtain final FDA, and WHO approval by December 2020. It hopes to commence its market launch by April 2021, and begin distributing Eucontra to OB/GYN medical providers.

History of the Business

The Company was incorporated on May 22, 2017 under the laws of Delaware. The idea for Hera Health started as a biomedical engineering capstone project at Georgia Tech, where Bioengineering students were given a task to locate and remove lost implants in the arm. Along the way, the Hera Health team developed a technology that would eliminate the problem from ever occurring in the first place. Now, the Company's goal is to provide a drug delivery implant that could change the way people take regimented medication all over the world.

In May 2018, Hera Health participated in the ZeroTo510 summer accelerator. The program is a 100-day intensive, hands-on educational program that speeds up the development of high-tech, high-growth startup companies. The accelerator focused on four industries including home services, medical device, supply chain and logistics, and Agricultural technology and innovation.

The Company's Products and/or Services

Product / Service	Description	Potential Market
Eucontra	A biodegradable, long-acting contraceptive arm implant	OB/GYNs with private practices, family planning organizations, and/or midsize to large non-profit organizations.

We are constantly researching and developing new formulations of our products to move into other long acting pharmaceutical markets. The total addressable market for long acting medications is $300 billion.[1] Proceeds from this raise will be used to help the Company continue research and development and undergo the Food and Drug Administration approval process.

In the U.S., we intend to sell and distribute our product as a pharmaceutical device aligned with other contraceptive products. Internationally, we intend to sell the product through strategic non-profit organization partnerships.

Competition

The Company's primary competitors are Merck, the Bayer Group, Allergan, and Cooper Surgical. Similar competitive devices include Nexplanon, Mirena, Skyla, Liletta, and ParaGuard.

We believe our product is best suited to directly address the removal issues associated with the contraceptive arm implant. Other forms of available long acting contraceptive options on the market include Nexplanon, IUDs, and the birth control pill. We believe many of these other options are either more invasive, less effective, require a strict pill taking regimen, and/or are not discreet. We intend for the pricing of our product to be very competitive compared to the other options available in the market. Moreover, our Company's long-acting drug delivery platform aims to move into other generic medications in an industry valued at an estimated $300 billion industry. [2]

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[1] https://www.marketwatch.com/press-release/injectable-drug-delivery-market-2018-in-depth-analysis-by-types-key-players-applications-growth-factors-trend-forecast-2025-2018-10-30
[2] https://www.marketwatch.com/press-release/injectable-drug-delivery-market-2018-in-depth-analysis-by-types-key-players-applications-growth-factors-trend-forecast-2025-2018-10-30

Customer Base
We intended to market our product to OB/GYNs with private practices, family planning organizations, and/or midsize to large non-profit organizations.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US20190008792A1	Bio-erodible Drug Delivery Implants	Biodegradable drug delivery devices including one or more active agents, and related methods. The devices are useful for administering a wide variety of agents over prolonged periods of time.	July 8, 2017	TBD	US

Governmental/Regulatory Approval and Compliance
Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 11141 Wellshire Ln., Frisco, TX 75035

The Company has the following additional addresses: 88 Union Ave. Suite 200 Memphis, TN 38103

The Company conducts business in Tennessee.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Research and Development	50.00%	$12,500	25%	$26,750
Manufacturing	0.00%	$0	5%	$5,350
Future Wages	50.00%	$12,500	30%	$32,100
General Working Capital	0.00%	$0	15%	$16,050
Regulatory Development	0.00%	$0	25%	$26,750
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based upon regulatory needs and or research and development results.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors, officers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Idicula Mathew

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Officer, June 13, 2017 to Present
President, Secretary and CEO, June 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Idicula is currently the President and CEO of Hera Health solutions. He has been CEO since the Company's inception, and his responsibilities include providing vision, leading business development, filling for intellectual property, and the overall commercialization of the Company's product. He has a background in product development with a concentration in biotechnology research, and he has prior startup experience.

Education
Idicula obtained a Bachelor of Science Degree in Bioengineering and Biomedical Engineering from the Georgia Institute of Technology.

Name
Garrett Whitfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Officer, June 2017 to Present
Vice President and COO, June 13, 2017, to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Garret is currently the Vice President and COO of Hera Health solutions. He has worked together with Idicula since Eucontra's idea creation phase in early 2016. His responsibilities include leading the Company's internal processes, managing human resources, and overseeing quality management.

Garrett co-founded Hera Health Solutions and has a background in prototyping and manufacturing medical device technology.

Education
Garret obtained a bachelor's degree in Biomedical Engineering and Leadership Studies from the Georgia Institute of Technology.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has four employees in Tennessee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock

The Company is authorized to issue 3,000 shares of Common Stock (the "***Common Stock***"), with a par value $1.000 per share, of which 3,000 shares are issued and outstanding. All shares of common stock shall be identical with each other in every respect. On June 13, 2017, the Company issued 3,000 shares at a par value of $1.00 to Idicula Mathew and Garret Whitfield to be divided equally amongst both individuals, such that each owned 1,500 shares.

The Company intends to file an Amended and Restated Certificate of Incorporation ("Restated Certificate") on or prior to the Offering Deadline. Upon the effective time (the "Effective Time") of the filing of the Restated Certificate, each one (1) share of the Corporation's Common Stock that is issued and outstanding (whether vested or unvested) or held by the Corporation as treasury stock immediately prior to the Effective Time, is and shall be subdivided and reclassified into ten (10) fully paid, nonassessable shares of Common Stock (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of Common Stock shall not be affected by the Forward Stock Split.

SAFE Notes

First SAFE Note Round

On May 7, 2018, the Company issued a Simple Agreement for Future Equity (SAFE) in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $50,000 to MidSouth Sustainable Energy Solutions, Inc. (the "***First SAFE Note Round***"). The SAFE Note outstanding will qualify for conversion if there is a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation ("***Equity Financing***") before the expiration or termination of the SAFE instrument. In the event of a qualified triggering event, the Company will automatically issue to the Investor either: (1) a number of shares of Series Seed Preferred Stock equal to $50,000 divided by the price per share of the Series Seed Preferred Stock, if the pre-money valuation is less than or equal to a Valuation Cap of $1,666,666; or (2) a number of shares of SAFE Preferred Stock (as such term is defined therein) equal to $50,000 divided by the sum of (i) the price per share equal to the Valuation Cap divided by (ii) the Company's capitalization excluding all shares reserved for outstanding SAFEs and similar future equity grants and equity incentive instruments (such sum being referred to as the "***SAFE Price***"), if the pre-money valuation is greater than the Valuation Cap. The proceeds from the First SAFE Note Round were used to pay for accelerator program fees, office space, legal and regulatory consulting, and access to advisory partnerships. The terms of this SAFE are subject to change upon the execution of an amendment simultaneous with the closing of this Offering. The parties to this SAFE have entered into a non-binding term sheet to amend this SAFE such that it will convert into Series Seed Preferred Stock at a $4,200,000 valuation cap, and not SAFE Preferred Stock, upon the closing of this Offering.

Second SAFE Note Round

On May 7, 2018, the Company issued two Simple Agreements for Future Equity (SAFE) in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $50,000 to Innova Fund III, LP (the "***Second SAFE Note Round***"). The SAFE Notes outstanding will qualify for conversion if there is an Equity Financing before the expiration or termination of the SAFE instrument. In the event of a qualified triggering event the Company will automatically issue to the Investor either: (1) a number of shares of Series Seed Preferred Stock equal to $25,000 divided by the price per share of the Series Seed Preferred Stock, if the pre-money valuation is less than or equal to a Valuation Cap of $2,000,000; or (2) a number of shares of Safe Preferred Stock equal to $25,000 divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. The proceeds from the Second SAFE Note Round were used to pay for accelerator program fees, office space, legal and regulatory consulting, and access to advisory partnerships. The terms of this SAFE are subject to change upon the execution of an amendment simultaneous with the closing of this Offering. The parties to this SAFE have entered into a non-binding term sheet to amend this SAFE such that it will convert into Series Seed Preferred Stock at a $4,200,000 valuation cap, and not SAFE Preferred Stock, upon the closing of this Offering.

Convertible Notes

First Convertible Note Round

On November 15, 2018, the Company issued a series of convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of €95,000 (the "***Investment Amount***") with €65,000 of the Investment Amount (the "***First Tranche***") being payable within one month of the Commencement Date subject to receipt of Company Certificate of Incorporation and Bank Account details and the remaining €30,000 (the "***Second Tranche***") being payable at the discretion of the investor, acting reasonably, once it is satisfied that the Company has complied with its obligations under the Agreement. The Company agreed to issue (acting on behalf of the investor) on the date of payment of the First Tranche, €65,000 worth of zero coupon Convertible Cumulative Redeemable Preference Shares ("CCRPS") and on the date of payment of the Second Tranche, €30,000 worth of CCRPS. The proceeds from the First Convertible Note Round were used for continued development, international regulatory consulting partnerships, and to gain access to pre-clinical trial work and partnership organizations across the world.

Series Seed Preferred Stock

Upon reaching the Minimum Amount in this Offering, the Company anticipates authorizing up to 291,600 shares of Series Seed Preferred Stock, at an original issue price of $5.00 per share. A draft of the Amended and Restated Certificate of Incorporation of Hera Health Solutions, Inc. is attached hereto as Exhibit G.

Debt

The Company has the following debt outstanding:

On May 5, 2018, the Company entered into a loan agreement with Idicula Mathew in the amount of $4,184, of which $3,488 has been paid back. Pursuant to the terms of said loan, the Company promises to repay Idicula Mathew $696.42. This amount is payable on or before the sale of the Hera Health Solutions, Inc. and is interest free.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,200,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by two founders. Those people are Idicula Mathew (47.5%) and Garrett Whitfield (47.5%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Idicula Mathew	47.5%
Garrett Whitfield	47.5%

Following the Crowdfunding Offering, the Purchasers will own 1.18% of the Company if the Minimum Amount is raised and 2.5% if the Maximum Amount is raised. If the Maximum Amount is reached for both the Crowdfunding Offering and the concurrent 506(c) Offering, an aggregate total of $1,250,000 in the Combined Offering, the Purchasers will own 23% of the company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Between May 2017 and May 2018, the Company raised $100,000 via Simple Agreements for Future Equity (SAFEs). All of those funds came from Innova Memphis, and MidSouth Sustainable Energy solutions in May 2018. In November 2018, the Company raised €95,000 via a convertible note from the international company BioExel. BioExel is med-tech accelerator fund backed by Enterprise Ireland. BioExel intends to boost the med tech startup ecosystem in Ireland and attract global talent. Other sponsors of the fund include the Western Development Commission (WDC), the Galway University Foundation, and the Bank of Ireland Seed and Early Stage Equity Fund. Through BioExel, Hera Health has received access to worldwide partnership organizations, European Union regulatory landscape consultants, and a working lab and office space.

Hera Health Solutions did not generate any revenue in 2017 or 2018. In 2018, the Company generated $32,700 of income, of which $20,000 came from grants, and $15,776 came from pitch competition winnings. In 2019, the Company received $2,000 in pitch competition winnings and has generated a total of $34,700 in income since inception.

In 2018, expenses totaled $125,012, of which $50,000 was spent on accelerator tuition in May. Rent for office and lab space and prototyping and testing were the next highest expenses at $16,796 and $14,905, respectively. Since inception and through February 2019, operating expenses have totaled $130,586. Expenses spiked in May 2018, due to the one-time accelerator tuition payment and in June 2018 due to an IP patent fee of $5,000.

In 2018, Hera Health Solutions generated a net loss of $89,236. Since inception and through February 2019, the Company has generated a net loss of $92,705. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following full FDA regulatory approval and international WHO approval.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of February 2019, we currently have $83,854 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Based on the Company's operating expenses from January to December 2018, the Company currently has an average burn rate of $10,145 per month. Excluding the one-time accelerator payment of $50,000, Hera Health's average monthly burn rate was $5,979.

The Company is currently conducting a concurrent offering of Series Seed Preferred Stock pursuant to the registration exemption provided by Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise up to $1,143,000 in such offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 21,400 shares of Series Seed Preferred Stock for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 30, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount

by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities is based on a pre-money valuation of $4,200,000, including an available option pool of 10% of the post-money fully diluted capital of the Company.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price per share of the Securities is $5.00 per share. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information. The Company's Restated Certificate in draft form is attached hereto as Exhibit G. The Company will file the Restated Certificate, substantially in the form attached hereto, upon selling the Minimum Amount in this Offering on or prior to the Offering Deadline.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock
The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock. (i) Voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Series Seed Preferred Stock set forth in the Restated Certificate.

Voting Rights
The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Series Seed Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Series Seed Preferred Stock
The Company is offering Series Seed Preferred Stock using basic crowdsourced form documents that are available at www.seriesseed.com. The terms of the Series Seed Preferred Stock are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit C to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Voting Rights
On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Restated Certificate, holders of Series Seed Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Company (the "**Bylaws**").

Protective Provisions

At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (the "Requisite Holders"), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation; or

(g)   enter into any transaction that would liquidate or dissolve, including any change of control.

In addition, so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director to the Board of the Company.

Conversion Rights

The holders of Series Seed Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

Conversion Ratio

Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original price per share for the Series Seed Preferred Stock by the Conversion Price of such series of Series Seed Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Series Seed Preferred Stock means the original purchase price for such series of Series Seed Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

Termination of Conversion Rights

Subject to any intervening event of conversion under the Restated Charter, in the event of a liquidation, dissolution, winding up of the Company or similar liquidation event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

Proxy Granted to MicroVenture Marketplace Inc.

Each Purchaser will appoint MicroVenture Marketplace, Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc.

Liquidation Preference

If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock will receive the greater of (i) one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed Preferred Stock and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock in accordance with the conversion procedures set forth in the Restated Certificate immediately before such liquidation event, with the balance of proceeds being paid to the holders of Common Stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Stock will have the opportunity to convert to Common Stock immediately prior to a liquidation if they choose to do so.

Future Rights

The holders of Series Seed Preferred Stock will be given the same rights as the next series of Series Seed Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next preferred stock financing of the Company.

Rights and Preferences

Under the subscription agreement, attached hereto as **Exhibit D**, Series Seed Preferred Stock investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below. (i) Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities. (ii) Major Purchasers will receive standard information and inspection rights.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Stock and Series Seed Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company is seeking to raise up to $1,143,000 in the Reg D exempt offering and an aggregate total of $1,250,000 in the Combined Offering.

Other Material Terms
The Company does have the right to repurchase the Series Seed Preferred Stock upon the approval of the holders of the Series Seed Preferred Stock. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Founder Loan

On May 5, 2018, the Company entered into loan agreements with Idicula Mathew in the principal amount of $4,184 with no interest. The loan does not bare a prepayment penalty. The Company has repaid $3,488 of the outstanding principal. Pursuant to the terms of the loan, the Company promises to repay the balance of the loan on or before June 8th, 2020.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Idicula Mathew
(Signature)

Idicula Mathew
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Idicula Mathew
(Signature)

Idicula Mathew
(Name)

President & Director
(Title)

7/24/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Series Seed Preferred Stock Term Sheet
Exhibit D   Subscription Agreement
Exhibit E   Investor Deck
Exhibit F   Video Transcript
Exhibit G   DRAFT Amended and Restated Articles of Incorporation
Exhibit H   Webinar Transcript

EXHIBIT A
Financial Statements

HERA HEALTH SOLUTIONS, INC
INCOME STATEMENT
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017

_____

	2018	2017
Operating Income		
Revenue	$ -	$ -
Gross Profit	-	-
Operating Expense		
Office/Lab Rent	$ 16,796	$ -
Prototyping/Testing	14,905	-
Manufacturing Testing	415	-
Accelerator Program Fee	50,000	-
Utilities	997	-
Travel	13,413	-
Running Expenses	9,396	-
Salary	7,124	3,000
Legal Fee	1,202	348
IP/Patent	10,189	121
Security and Insurance	146	-
Fees and Advertising	428	-
Total Operating Expense	125,012	3,469
Net Income from Operations	(125,012)	(3,469)
Other Income (Expense)		
Grants	20,000	-
Competition Winnings	15,776	-
Net Income	$ (89,236)	$ (3,469)

HERA HEALTH SOLUTIONS, INC
BALANCE SHEET
DECEMBER 31, 2018 & 2017

_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash and Cash Equvalents	$ 14,911	$ -
Accounts Receivable	-	-
Prepaid Expenses	-	-
TOTAL CURRENT ASSETS	14,911	-
NON-CURRENT ASSETS		
Equipment	-	-
Accumulated Depreciation	-	-
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	14,911	-

	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Founders Loan	1,815	469
Accounts Payable	2,800	-
TOTAL CURRENT LIABILITIES	4,615	469
NON-CURRENT LIABILITIES		
SAFE Notes	$ 100,000	$ -
Accrued Interest	-	-
TOTAL LIABILITIES	104,615	469
SHAREHOLDERS' EQUITY		
Common Stock (3,000 shares authorized;	3,000	3,000
3,000 issued; $1.00 par value)		
Additional Paid in Capital	-	-
Retained Earnings (Deficit)	(92,705)	(3,469)
TOTAL SHAREHOLDERS' EQUITY	(89,705)	(469)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,911	$ (0)

HERA HEALTH SOLUTIONS, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017

————

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (89,236)	$ (3,469)
Change in Accounts Payable	2,800	-
Change in Taxes Payable	-	-
Change in Payroll Liability	-	-
Change in Loan Payable	100,000	-
Change in Interest Payable	-	-
Change in Accumulated Depreciation	-	-
Net Cash Flows From Operating Activities	13,564	(3,469)
Cash Flows From Other Activities		
Change in Founder Loan	1,346	469
Change in Interest Payable		-
Prior Period Adjustment to Retained Earnings	-	-
Change in Additional Paid in Capital	-	3,000
Net Cash Flows From Other Activities	1,346	3,469
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	14,911	(0)
Cash at End of Period	$ 14,911	$ (0)

HERA HEALTH SOLUTIONS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017

_____

	2018	2017
Beginning Equity	$ -	$ -
Prior Period Adjustment to Retained Earnings	-	-
Change in Retained Earnings	(89,236)	(3,469)
Ending Equity	$ (89,235)	$ (3,469)

EXHIBIT B

Company Summary



Company: Hera Health Solutions

Market: Medical devices

Product: Proprietary biodegradable drug delivery implants



Company Highlights

- Full utility patent was filed in July 2018, and the first trial batch has been created in partnership with Nanofiber solutions
- Won $10,000 prize at the Get Started Louisiana Pitch Night[i]
- A Zeroto510 med-tech accelerator portfolio company; received $100,000 in seed funding
- A BioExel med-tech accelerator portfolio company; received €95,000 (~$105,000) in seed funding[ii]

Executive Snapshot:

Hera Health Solutions is a pharmaceutical device company based in Memphis, Tennessee. It specializes in the research and development (R&D) of long acting treatments through subcutaneous—under the skin—biodegradable drug delivery implants. A full utility patent has been filed on its proprietary technology, that aims to eliminate painful, costly, and risky implant removal procedures by introducing a biodegradable material that resorbs into the body as the drug or hormone of choice is released. Bench studies have already been completed, and a preliminary protoype of the company's first product, Eucontra, has been produced with its manufacturing associate Nanafiber Solutions. The executive team is now prepping for the Food and Drug Administration (FDA) and World Health Organization (WHO) approval processes, and an international market launch. However, Eucontra is just the first of many biodegradable implantable products Hera Health seeks to create for the growing drug-delivery market. The company also aims to provide different solutions to the veterinary, opioid-addiction, hormone therapy, and breast cancer markets in the future.

The executive team has taken the company through the Zeroto510 medical technology accelerator program in Memphis, Tennessee, and has a signed commitment from an early-stage healthcare venture capital firm—Innova Memphis—to lead the round. Innova has agreed to fund one third of the total $1.25 million raise. Since inception, Hera Health has raised $100,000 from investors in the U.S. and €95,000 (~$105,000) from a med-tech accelerator program in Ireland. The company hopes to achieve market approval in late 2020, and launch domestically and abroad by April 2021.


Opportunity

In 2017, 55% of Americans were reported to take at least one prescription medication daily.[iii] In today's healthcare environment, administering quality medication can be troublesome for those who need a continual and constant medication dosage over prolonged periods of time. According to the FDA, many medications are not taken as prescribed 50% of the time. Further, 20% to 30% of new prescriptions are never even filled at the pharmacy. The FDA cites failure to understand directions and forgetfulness are some of the primary reasons patients don't follow their medication regimens.[iv]

One alternative to replace a daily pill regimen is an under-the-skin implant that provides a continual dose of medication for long periods of time. The Nexplanon contraceptive sub-dermal implant by Merck is a good example of this.[v] These implants offer an alternative solution for the issues related to long-term therapies and strict pill regimens. Unfortunately, once the lifespan of an implant is exhausted and the drug is completely consumed, the implant must be removed via a potentially painful and/or expensive surgical procedure. These procedures have left some patients with heavy bruising and scarring and may even require a visit to the operating room to remove migrated or lost implants if they were



dislodged and traveled to another part of the body. As a result, thousands of patients have filed adverse reports against the product with the FDA. At least 400 of those reports were classified as a "device dislocation," and 100 were regarded as "serious" by the FDA.[vi]



The idea for Hera Health and Eucontra started as a biomedical engineering capstone project at Georgia Tech, where bioengineering students were given a task to locate and remove lost implants in a patient's arm. Along the way, the Hera Health team developed a technology that would eliminate this problem from ever occurring in the first place. Now, the company's goal is to provide a drug delivery implant that could change the way people take regimented medication all over the world.





Founded in 2017, Hera Health Solutions is developing an innovative biodegradable drug delivery implant that seeks to revolutionize the long-acting drug delivery process. Its patent-pending technology aims to eliminate the need for painful, costly, and risky implant removal procedures by introducing a biodegradable material that resorbs into the body as the drug or hormone of choice is released.

Product

Hera Health's first product, Eucontra, is a long-acting biodegradable contraceptive implant that's intended to prevent pregnancy for up to 12 or 16 months.



The Eucontra implant has been prototyped, and its bench studies have been completed. It's now currently undergoing tests to meet the FDA and WHO preapproval criteria, which the company hopes will be granted late in 2020 and early in 2021, respectively. If approved for public use, Eucontra could provide more women access to a less invasive long-acting contraceptive by removing the fear of painful and costly removal procedures. The company intends to sell Eucontra to OB/GYNs and family planning clinics. From there, healthcare professionals trained in the insertion of subdermal implants can administer Eucontra to their patients.



Hera Health has filed a full utility patent on its technology with a priority date of July 8th, 2017, and all rights have been assigned to the founders. The company intends to submit an Investigational New Drug Application (IND) for Eucontra with the FDA through the 505(b)(2) pathway. The 505(b)(2) pathway is an expedited hybrid approval process for drugs or devices that are similar to current products already approved by the FDA. It allows drug companies to use research data from similar already approved products and helps alleviate the burden of duplicating time consuming and costly studies.

The WHO approaches medical device approvals in a similar fashion as the FDA, but on a case by case basis. However, inspections carried out by stringent regulatory agencies, like the FDA, are recognized by the WHO, so

any previous work generated in a prior approval process will not need to be duplicated.[vii] If a product is found to meet the WHO's requirements and complies with good manufacturing processes (GMP), the product, manufacturing site, and company will be added to the WHO's prequalified list of medical devices.[viii] Hera Health intends to use the research generated during its FDA approval process to apply for acceptance to the WHO's list of prequalified medical devices once FDA approval is granted.

Preliminary batches of Eucontra have already been created with the manufacturer Nanofiber Solutions. The manufacture and its factory are currently classified as a good manufacturing process (GMP) facility, and it's anticipated that Nanofiber Solutions will produce Eucontra at scale, once FDA and WHO approval has been granted.

Use of Proceeds


IF MINIMUM ($25,000) IS RAISED
Future Wages 50%
Research and Development 50%


IF MAXIMUM ($107,000) IS RAISED
Regulatory Development 25%
Research and Development 25%
Manufacturing 5%
General Working Capital 15%
Future Wages 30%

Hera Health intends to use proceeds from the raise to pay for the costs connected with the FDA 505(b)(2) approval process, and the WHO's pre-approval process. If Hera Health raises the maximum amount of $107,000, it plans to use the proceeds primarily for research and development (25%), general working capital (15%), regulatory development (25%), manufacturing (5%), and future wages for additional team members (30%). If Hera Health raises the minimum amount of $25,000 it plans to use the proceeds primarily for research and development (50%) and future wages (50%).

Product Roadmap

Currently, the company aims to finish its pre-clinical trials by September 2019, its clinical trials by November 2020, and obtain final FDA and WHO approval by December 2020 or early 2021. It hopes to commence its market launch by April 2021 and begin distributing Eucontra to OB/GYN medical providers.



Anticipated Timeline



Dec 2020 - Apr 2021
Approval & Market Launch
Nov 2019 – Nov 2020
Clinical trials
Current - Sept 2019
Finish preclinical trials

To achieve these milestones, the company plans to hire a consulting group to help facilitate and complete the FDA approval process. It also plans to hire individuals for the following roles to help advance Eucontra toward the final stages of market distribution:

- R&D specialist
- FDA regulatory expert
- Sales and marketing team
- Medical device manufacturing expert





EUCONTRA™ DEVELOPMENT PLAN
HERA HEALTH SOLUTIONS
FDA Regulatory Pathway: Accelerated 505(b)(2)
PRECLINICAL TRIALS
VALIDATION
IN-VIVO TESTING
IN-VIVO TESTING
IND SUBMISSION
CLINICAL TRIALS
FDA APPROVAL
Biodegradable Polymer Testing for drug elution
Contraceptive Agent Testing to determine scope of drug elution in polymer
Prototype Built
Surface Degradation Manufacturing Testing to determine favorable manufacturing process
PLLA Polymer and Electrospinning Manufacturing finalized
Formulation of Electrospun Implantable to confirm manufacturability with drug loaded
Implant SEM Imaging to confirm surface degradation through visual fibers
Subcutaneous Fluid Degradation Testing to confirm effective degradation rate in mimicked environment
Subcutaneous Fluid Elution Testing to confirm drug elution over time in mimicked environment
Intracutaneous Extraction Study in Rabbits
Acute Systemic Toxicity Study in Mice
Maximization Sensitization Study in Guinea Pigs
1- and 4-Week Subcutaneous Implantation Study
6-Month Muscle Implantation
Expedited Bridge Study
KEY MILESTONES
Apr 2017
Named Top Emerging Medical Device International DMD Conference
May 2018
Regulatory & Testing plan finalized
June 2018
Full utility patent on technology filed
IND Submission
WHO Preapproval International Launch
FDA Approval



Marketing and Promotion

Hera Health aims to spread awareness for Eucontra mainly through partnerships and sponsorships within the OB/GYN and family planning spaces, as well as with global humanitarian organizations and healthcare distributors who focus on areas related to family planning and women's health. If the product—Eucontra—is approved for use, the company also plans to launch an extensive commercial marketing campaign involving sales representatives and media advertisement. The company's domestic growth plan also heavily involves broadening professionals' knowledge of its technology through trade shows and conferences.

The company aims to gain endorsements for its technology through networking, and has already mapped out potential conferences to attend across the U.S. It seeks to connect with key opinion leaders on a national level and hopes to keep these connections engaged as the company continues to develop Eucontra and fulfill the necessary regulatory requirements for FDA and WHO approval.

Business Model



Eucontra.
68 mg resorbable implant
Etonogestrel
For subdermal use
To be used as directed by medical practitioner
1 applicator containing 1 implant
1 contraceptive implant contains: 68 mg etonogestrel
HERA HEALTH SOLUTIONS
Eucontra.
Biodegradable

Hera Health intends to sell to OB/GYN practices as well as family planning clinics in the U.S. market. It also intends to price Eucontra at $800 per device, which the company believes is competitive with its alternative, Nexplanon. In the U.S., Hera Health hopes that Eucontra will be reimbursable through insurance, which could lower the price point for consumers. The reimbursement code for contraceptive arm implants utilizing a generic contraceptive drug already exists, as well as the code for under the skin implant insertion.[ix]

The executive team estimates a 98.5% gross margin for retail sales but intends to heavily subsidize Eucontra for bulk distribution to international humanitarian partners.

Internationally, the company will seek to sell to nonprofit organizations and large-scale Non-Governmental Organizations (NGOs) that distribute contraceptives to countries with limited access to healthcare. While it may be a prevalent option for women in the U.S., from a global perspective, many women, particularly in developing countries, may have limited options or access to contraception. The WHO reports that 214 million women in developing countries—who want to avoid pregnancy—are not using a modern method of contraception. Some women in these areas fear side effects, while others are afraid to be associated with the cultural and/or religious taboos related to contraception, among other factors.[x]

TRACTION

Investor Traction

In May 2018, Hera Health raised $100,000 from the venture capital firms Innova Memphis and MidSouth Sustainable Energy solutions. Additionally, in November 2018, the company raised €95,000 (~$105,000) from the international med-tech accelerator fund BioExel. BioExel's accelerator program aims to boost the med tech startup ecosystem in Ireland and attract global talent. It's backed by Enterprise Ireland, the Western Development



Commission (WDC), the Galway University Foundation, and the Bank of Ireland Seed and Early Stage Equity Fund.[xi] Hera Health is one of BioExel's first American portfolio companies, and through this partnership, it has received access to worldwide partnership organizations, EU regulatory landscape consultants, and a working lab and office space.

Pitch Competitions

Hera Health has won multiple awards at pitch competitions across the world and has presented its product at events sponsored by Cox Media, South by South West (SXSW), and more. Competition judges include individuals such as Revolution's Partner Todd Klein, Backstage Capital's Principal Lolita Tub, and Black Girls Code CEO Kimberly Bryant. Events the company has participated in include:

Date	Award	Competition
June 2019	Future participant	Global Entrepreneurship Summit
March 2019	Finalist	SXSW Startup of the Year Competition
November 2018	$10,000 prize winner	Get Started Louisiana Pitch Night[xii]
April 2017	Named top emerging medical device innovation	International Design of Medical Device Competition[xiii]





The company will also participate in the 2019 Global Entrepreneurship Summit (GES) sponsored by the U.S. State Department and the Netherlands' Ministry of Foreign Affairs.[xiv] The summit will bring together 2000 global leaders in entrepreneurship, innovation, investments, and policy to turn world challenges into business opportunities.[xv]

Startup Accelerators

Hera Health has won multiple awards at pitch competitions across the world and has presented its product at events sponsored by Cox Media, South by South West (SXSW), and more. Competition judges include individuals such as Revolution's Partner Todd Klein, Backstage Capital's Principal Lolita Tub, and Black Girls Code CEO Kimberly Bryant. Events the company has participated in include:



Date	Accomplishment	Venue
November 2018	Gained access to EU regulatory consultants	BioExel International Med-tech Accelerator Program[xvi]
May 2018	Finalized regulatory testing plan	ZeroTo510 Medical Device Accelerator Program[xvii]
May 2017	Completed the first prototype	Georgia Tech I2P Program[xviii]

Business affiliates include Innova Memphis, the ZeroTo510 accelerator program, American Preclinical Services, StartCo Memphis, BioExel, the Georgia Tech Institute of Technology, fhi360, Charles River, and Nanofiber solutions.

  

  

  

HISTORICAL FINANCIALS

Annual Revenue			
	2017	2018	2019 (Through February)
Contest Winnings	$0	$12,700	$2,000
Grants	$0	$20,000	$0
Total Revenue	$0	$32,700	$2,000

Hera Health Solutions did not generate any income in 2017. Although the company was incorporated in June of 2017, actual operations did not commence in full force until January of 2018. Incorporating was done mostly to aid the founders in filling for IP patents. In 2018, the company generated $32,700, $20,000 of which came from



grants, and $12,700 came from pitch competition winnings. In 2019, the company received $2,000 in pitch competition winnings and has generated a total of $34,700 in revenue since inception.



Annual Operating Expenses by Year			
	2017	2018	2019 (Through February)
Operating Expenses	$3,469	$121,742	$8,375

In 2018, expenses totaled $121,742, $50,000 of which was spent on accelerator tuition in May. Rent for office and lab space, and prototyping and testing were the next highest expenses at $16,796 and $14,905, respectively. Since inception and through February 2019, operating expenses have totaled $130,586. Expenses spiked in May 2018, due to the one-time accelerator tuition payment, and in June 2018 due to an IP patent fee of $5,000.







Net Income and Monthly Burn Rate by Year

	2017	2018	2019 (Through February)
Net Income/(Loss)	$(3,469)	$(89,042)	$(6,375)
AVG Monthly Burn Rate	$495	$10,145	$8,375

As mentioned earlier, Hera Health began as a university capstone project at Georgia Tech. Although the company was incorporated in June of 2017, actual operations did not begin until January 2018. The reason for incorporating in 2017 was to aid the founders in filing for IP patents. As such, there was no income, net or otherwise, in 2017. In 2018, Hera Health Solutions generated a net loss of $89,042, and in 2019, the company has generated a net loss of $6,375 as of February. Since inception and through February 2019, the company has generated a net loss of $95,886. In 2018, the company's average monthly burn rate was $10,145, based on its operating expenses. Excluding the one-time accelerator payment, Hera Health's average monthly burn rate was $5,979 for 2018. As of February 2019, the company had $83,854 in cash. The company anticipates 12 to 14 months' worth of runway with its current cash position.





In 2016, the global market for contraceptives was valued at over $22.1 billion and is forecasted to grow at a compound annual growth rate (CAGR) of 6.1% from 2017 to reach $37.2 billion in 2025.[xix] Awareness campaigns about STDs, and the relative ease of availability for contraceptive devices are anticipated to propel demand over the forecast period. Over the past 10 years, key market participants have aligned their marketing strategy with a more informative type of campaign in order to establish a regular customer base, and it's suspected that alliances between contraceptive market participants of all sizes will become a common trend in the global market for years to come.[xx]

In the U.S., the contraceptive market was valued at an estimated $7.6 billion in 2017,[xxi] and it's forecasted to grow at a CAGR of 5.3% to reach $11.6 billion by 2025.[xxii] Also, according to Grand View Research, the introduction of new products is anticipated to help drive market growth. In particular, the subdermal implant is projected to be the fastest growing segment between 2018 and 2025, as companies are promoting its high success rate and its ability to provide long-term protection. Additionally, the U.S. government, which has historically been one of the largest donors to family planning and reproductive health (FP/RH) programs, could further boost demand through additional initiatives that promote the use of contraceptives.[xxiii]

IUD use among women in the U.S. between the ages of 30 to 34 years old is anticipated to grow at CAGR of 7.7% from 2018 to exceed $2 billion by 2024.[xxiv] According to Boston University, the demand for long acting removable contraceptives—like arm implants and intrauterine devices (IUDs)—have been on the rise since 2016. Changes in governmental regulations like funding cuts for Planned Parenthood and the Affordable Care Act are suspected to be the underling factors in the occurrence of this trend.[xxv]



Global Market Insights
U.S. INTRAUTERINE DEVICES MARKET
North East market share (2017): $220.3 MN
Industry share by 2024: >$2 BN
CAGR (2018-24): 7.5%
Market size (2017): $1.2 BN
PRODUCT LANDSCAPE
Hormonal intrauterine device sector CAGR (2018-24): 8.2%
West North Central market CAGR (2018-24): 7.7%
South Atlantic industry share (2017): >$251.8 MN
Copper intrauterine device segment share (2017): $173 MN

According to Market Research Engine, the implantable drug delivery devices market—which includes the implantable contraceptive market—is expected to grow at a CAGR of 8.5% and exceed $34 billion by 2024.[xxvi] Implantable drug delivery devices have many applications, including diabetes management, contraception,



HIV/AIDS prevention, chronic pain management, cardiology, oncology, and central nervous system health. These devices can be implanted under the skin (subcutaneously), and in other areas via intravaginal, intravascular, intraocular, intrathecal, and peritoneal. Also, drug eluting devices can be separated into two categories, biodegradable and non-biodegradable. Biodegradable implants deliver drugs and decompose overtime. They are made from materials such as polyester amide (PEA), and polylactic-co-glycolic acid (PLGA). Their counter parts, non-biodegradable implants are made from materials such as silicone rubber, polyethylene-vinyl acetate (EVA), and thermoplastic polyurethane (TPU). These non-biodegradable devices generally cost less and can be designed to deliver drugs in many ways, including a matrix, reservoir, or via osmosis. Some can even be refilled with medication and can be removed to discontinue the release of medication almost immediately.[xxvii]

In 2018, capital investments in the drug delivery market totaled $2.27 billion across 145 deals. This represents a 67.2% year-over-year increase in capital invested and a 23.7% year-over-year decrease in the number of deals completed. 2018 was highlighted by a $350 million Series C round for Rakuten Medical, which is a developer of precision-targeted cancer therapies. Over the past 11 years, about $14 billion has been invested across 1,635 deals.[xxviii]



COMPETITORS

Merck (NYSE:MRK): In 2011, Merck announced the release of Nexplanon, its long-lasting single rod hormonal contraceptive implant that would be available in the U.S. and Canada. The device was shown to be 99% effective and was approved by the FDA for the prevention of pregnancy in women for up to three years.[xxix] Removal of the implant involves a surgical procedure that can be performed by a trained professional at any time during the three-year period.[xxx] To perform the procedure, a health care provider will need to make an incision in the arm where the implant is located, and remove the device with forceps or some other clamping device. Retail pricing for Nexplanon ranges from $938 to $985 dependent upon the provider.[xxxi] Merck is a global healthcare pharmaceutical company and operates in 140 countries. It provides innovative health solutions, prescription medicines, vaccines, biologic therapies, consumer care, and animal health products.[xxxii]

The Bayer Group (OTC: BAYRY): Mirena is an intrauterine device (IUD) placed in the uterus to provide continuous birth control. It's 99% effective and can prevent pregnancy for up to five years. This IUD is also approved by the



FDA to treat heavy periods—also known as heavy menstrual bleeding.[xxxiii] Retail pricing for Mirena ranges from $1,005 to $1,055 dependent upon the provider.[xxxiv] Skyla is an IUD placed in the uterus to provide continuous birth control. The implantation process is non-surgical and can be performed by a healthcare provider during a routine visit. The device is 99% effective at preventing pregnancy and can be removed by a healthcare provider at any time. This IUD is FDA approved and can be used even if a woman has previously given birth to a child.[xxxv] Retail pricing for Skyla ranges from $837 to $879 dependent upon the provider.[xxxvi] Mirena and Skyla are both manufactured by Bayer, a German multinational life science and pharmaceutical company. In 2018, Bayer was comprised of 420 consolidated companies in 90 countries across the world.[xxxvii]

Allergan (NYSE: AGN): Liletta is an IUD made of flexible plastic that contains a hormone called levonorgestrel, which is slowly released once inserted in the uterus. It's capable of preventing pregnancy for up to five years and can be removed by a healthcare professional at any time.[xxxviii] The Liletta hormone releasing system was approved by the FDA in February 2015,[xxxix] and is manufactured by Odyssea Pharma SPRL—an Allergan affiliate. Allergan offers the LILETTA Patient Savings Program to help eligible patients with out-of-pocket costs. Eligible patients can pay as little as $100, and save up to a maximum of $700, for the product.[xl] Allergen has partnered with Medicines360—a nonprofit women's health pharmaceutical company—to make Liletta available to areas affected by the Zika virus.[xli]

Cooper Surgical, Inc.: Paragard is a small t-shaped, hormone-free IUD made of soft flexible plastic wrapped with a thin layer of copper. It can prevent pregnancy for up to 10 years and was found to be 99% effective. Paragard relies on one active ingredient—copper—so it is hormone-free and can provide pregnancy prevention without unwanted hormonal side effects. The implantation process can be performed by a healthcare professional during regular office visit and lasts only a few minutes. [xlii] The full price of ParaGard can range from $500 to $739.[xliii] In November 2017, Cooper Surgical acquired ParaGuard from Teva Pharmaceuticals for $1.1 billion in cash.[xliv]

EXECUTIVE TEAM



Idicula Mathew, Co-founder and CEO: Idicula co-founded Hera Health Solutions and has been CEO since its inception. He has a background in product development with a concentration in biotechnology research, and he has prior startup experience. At Hera Health Solutions, Idicula provides vision, leads business development, intellectual property management, and commercialization. Idicula has a bachelor's degree in biomedical engineering from the Georgia Institute of Technology.



Garrett Whitfield, Co-founder and COO: Garrett co-founded Hera Health Solutions and has a background in prototyping and manufacturing medical device technology. He has worked together with Idicula since Eucontra's idea creation phase in early 2016. Garrett leads the company's internal processes, human resources, and quality management. He holds a bachelor's degree in biomedical engineering from the Georgia Institute of Technology.





Dr. Blair Brettmann, Technical Advisor: Dr. Brettmann is an electrospinning and drug delivery pioneer. She is an assistant professor at the Georgia Institute of Technology and was a postdoctoral researcher at the University of Chicago's Institute for Molecular Engineering. She has a bachelor's degree in chemical engineering from the University of Texas, and a PhD in chemical engineering from the Massachusetts Institute of Technology (MIT).[xlv]



Richard Dimonda, Corporate Advisor: Richard is a medical device regulatory and market specialist who specializes in helping entrepreneurial startups. He is trained in electrical and biomedical engineering and has many years of medical device commercialization experience from a variety of public and private companies. He has executive management and hands-on experience with premarket approval (PMA) with the FDA, and the 510k clearance process. So far, he's managed five PMA clinical trials, and has worked in over 18 different fields of medicine. He uses his knowledge to help companies refine their value proposition and product to be in alignment with health care policy initiatives to secure third party reimbursement.[xlvi]



Chris West, Commercial Advisor: Chris West is the president of the ZeroTo510 accelerator program and a pharmaceutical commercialization expert. He assists the accelerator's portfolio companies with go to market plans, and he executes the program's vision to assist with a broader range of medical device entrepreneurs in various stages of development. Chris is a former executive in the pharmaceutical and biotech Industry with more than 20 years of experience in sales force leadership, as well as tactical and strategic marketing on industry-leading Brands such as Advair, Valtrex, and Avodart. He has a bachelor's degree from the United States Military Academy at West Point, and an MBA from Duke University.[xlvii]



PAST FINANCING

Security	Date	Amount	Valuation Cap
Convertible Note 1	Nov-18	€95K (~$105K)	N/A
SAFE Note 2	May-18	$50K	$2M
SAFE Note 1	May-18	$50K	~$1.7M

Investors:	• Innova Memphis • BioExel	• MidSouth Energy Solutions

INVESTMENT TERMS

Security Type: Series Seed Preferred Shares
Round Size: Min: $25,000 Max: $107,000
Price Per Share: $5.00
Valuation: $4,200,000
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common (subject to proportional adjustments for stock splits) at any time at the option of the holder.

PRESS

Georgia Tech Research Horizons: Big Dreams for BME Teams
Greater Baton Rouge Business Report: Hera Health Solutions wins GetStarted Louisiana pitch competition
MedGadget: Highlights from 16th Annual Design of Medical Devices Conference
The Acadiana Advocate: Atlanta company Hera Health Solutions wins UL-Lafayette medical pitch contest
Daily Memphian: Hera Health Solutions developing biodegradable drug delivery implants, starting with contraception

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.latechpark.com/blog/2018/11/20/hera-health-solutions-takes-10000-prize-at-get-started-louisiana-pitch-night

ii https://www.wdc.ie/bioexel-programme-2019-introduces-new-cohort-of-medtech-companies/

iii https://www.consumerreports.org/prescription-drugs/too-many-meds-americas-love-affair-with-prescription-medication/

iv https://www.fda.gov/drugs/resourcesforyou/specialfeatures/ucm485545.htm

v https://www.nexplanon.com/

vi https://nypost.com/2018/11/27/popular-birth-control-implant-has-the-potential-to-go-missing-in-your-body/

vii https://www.who.int/3by5/prequal/en/

viii https://www.who.int/3by5/prequal/en/

ix https://larcprogram.ucsf.edu/coding

x https://www.who.int/news-room/fact-sheets/detail/family-planning-contraception

xi http://www.bioexel.ie/about/

xii https://www.latechpark.com/blog/2018/11/20/hera-health-solutions-takes-10000-prize-at-get-started-louisiana-pitch-night

xiii https://www.medgadget.com/2017/05/design-medical-devices-conference-2017-minneapolis-glance-future-healthcare.html

xiv https://www.ges2019.org/participants/entrepreneurs

xv https://www.ges2019.org/ges-2019-at-a-glance/about-ges

xvi https://www.wdc.ie/bioexel-programme-2019-introduces-new-cohort-of-medtech-companies/

xvii http://zeroto510.com/meet-12-startups-will-spend-summer-memphis/

xviii http://www.rh.gatech.edu/news/590599/big-dreams-bme-teams

xix https://www.transparencymarketresearch.com/pressrelease/contraceptives-market.htm

xx Ibid.

xxi https://www.grandviewresearch.com/industry-analysis/us-contraceptive-market

xxii https://www.grandviewresearch.com/press-release/us-contraceptive-market-analysis

xxiii https://www.grandviewresearch.com/industry-analysis/us-contraceptive-market

xxiv https://www.gminsights.com/pressrelease/us-intrauterine-devices-market

xxv https://www.bu.edu/today/2019/why-iuds-and-birth-control-implants-are-on-the-rise/

xxvi https://www.marketresearchengine.com/reportdetails/implantable-drug-delivery-devices-market

xxvii https://www.medicalplasticsnews.com/news/delivery-service/

xxviii PitchBook Data, Inc.; Downloaded on Aril 11, 2019

xxix https://www.mrknewsroom.com/press-release/prescription-medicine-news/merck-launches-nexplanon-etonogestrel-implant-68-mg-united-

xxx https://www.nexplanon.com/nexplanon-insertion/

xxxi https://www.singlecare.com/prescription/nexplanon?utm_medium=paid-search&utm_source=google-sc&utm_campaign=1798565968&utm_adgroup=70030029835&utm_term=how%20much%20does%20nexplanon%20cost&utm_content=344386940820&matchtype=e&pos=1t1&device=c&mkwid=s|dc_pcrid_344386940820_pkw_how%20much%20does%20nexplanon%20cost_pmt_e&segments=&gclid=EAIaIQobChMIg-3U0sbp4QIV___jBx2nxQsTEAAYASAAEgL8HfD_BwE

xxxii https://www.linkedin.com/company/merck/about/

xxxiii https://www.mirena-us.com/index.php/?utm_source=google&utm_medium=cpc&utm_campaign=Brand-Alone-



Exact_Branded_Patient_%3BS%3BPH%3BBR%3BWH%3BDTC%3BBR&utm_content=Brand+Alone+%7C+Exact&utm_term=mirena&matchtype=e&device=c&adposition=1t1&loc=9028321&gclid=EAIaIQobChMIyv2FhsXp4QIVEP_jBx0p3AATEAAYASAAEgJXg_D_BwE&gclsrc=aw.ds

xxxiv https://www.singlecare.com/prescription/mirena-52-mg?utm_medium=paid-search&utm_source=google-sc&utm_campaign=1798565662&utm_adgroup=68814536309&utm_term=how%20much%20does%20mirena%20cost&utm_content=344422088779&matchtype=e&pos=1t2&device=c&mkwid=s|dc_pcrid_344422088779_pkw_how%20much%20does%20mirena%20cost_pmt_e&segments=&gclid=EAIaIQobChMIirKN9Mfp4QIVA5JbCh0m8AoMEAAYAiAAEgL60fD_BwE

xxxv https://www.skyla-us.com/what-is-skyla.php

xxxvi https://www.singlecare.com/prescription/skyla?utm_medium=paid-search&utm_source=google-sc&utm_campaign=1799157564&utm_adgroup=68545312039&utm_term=%2Bskyla%20%2Bcost&utm_content=344395437069&matchtype=b&pos=1t1&device=c&mkwid=s|dc_pcrid_344395437069_pkw_%2Bskyla%20%2Bcost_pmt_b&segments=&gclid=EAIaIQobChMI_qy5wcjp4QIVDvbjBx3IWQEYEAAYASAAEgJ0j_D_BwE

xxxvii https://www.bayer.com/en/profile-and-organization.aspx

xxxviii https://www.liletta.com/

xxxix https://www.empr.com/home/news/liletta-now-approved-for-pregnancy-prevention-for-up-to-5-years/

xl https://www.liletta.com/acquiring/savings-card?guid=sem_goo_43700009873549034&gclid=EAIaIQobChMI4q-JgMnp4QIVWLnACh2_SgzYEAAYASAAEgKqlfD_BwE&gclsrc=aw.ds

xli https://www.medicines360.org/2017/02/15/medicines360-and-allergan-announce-partnership-with-health-centers-to-help-address-unintended-pregancies-in-areas-impacted-by-zika/

xlii https://www.paragard.com/what-is-paragard/

xliii https://www.bedsider.org/tools/methods/iud

xliv

https://www.tevapharm.com/news/teva_announces_completion_of_paragard_divestiture_to_coopersurgical_11_17.aspx

xlv https://www.linkedin.com/in/blair-brettmann-44a7b637/

xlvi https://www.linkedin.com/in/richard-dimonda-bb432b9/

xlvii https://www.linkedin.com/in/chris-west-71b52710/

EXHIBIT C
Offering Term Sheet

HERA HEALTH SOLUTIONS
TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Hera Health Solutions, Inc. a Delaware corporation (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

<u>Offering Terms</u>

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$1,250,000 in aggregate new capital. This capital will be invested in two tranches - an initial tranche of 60% of all invested capital, and a second tranche of 40% of all invested capital, to be held in escrow and issued upon the Company's submission of a Pre-IND Meeting package to the FDA. Investors will invest the ratio of their commitment to the total at each tranche - i.e., an investor committed to one-third of the round will invest one-third of each tranche.
Convertible Securities:	In addition, the $100,000 of outstanding convertible securities (convertible promissory notes and/or SAFEs) (and all accrued but unpaid interest thereon) (the "***Convertible Securities***"), under their current terms, will convert to SAFE Preferred Stock (as such term is defined therein) on the same terms as stated herein, except that the initial price per share for the SAFE Preferred Stock will be determined by the conversion terms set forth in the respective convertible promissory notes and/or SAFE. The parties to the SAFEs, however, have entered into a non-binding term sheet to amend the SAFEs, such that they will convert into Series Seed Preferred Stock at a $4,200,000 valuation cap, and not SAFE Preferred Stock, upon the closing of this Offering.
Purchasers:	Accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $4,200,000, including an available option pool of 10% of the post-money fully diluted capital of the Company. The Convertible Securities will not be included in the pre-money shares for purposes of determining the Original Issue Price.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Each share of Series Seed is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Conversion ratio will be subject to adjustment on a broad-based, weighted average basis in the event of subsequent issuances at a price less than the Original Issue Price (as adjusted) subject to customary exceptions.
Voting Rights:	Votes together with the Common Stock and all other series of Series Seed Preferred Stock on all matters on an as-converted basis. Approval of a majority of the Series Seed Preferred Stock, voting together as a single class, is required to:

> (i)   adversely change rights of the Series Seed Preferred Stock;
> (ii)   change the authorized number of shares;
> (iii)   authorize a new series of Preferred Stock having rights senior to or on parity with the then-existing Series Seed Preferred Stock;
> (iv)   redeem or repurchase any shares (other than pursuant to employee or consultant agreements);

(v)	declare or pay any dividend;
(vi)	change the number of directors; or
(vii)	liquidate or dissolve, including any change of control.

Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Board of Directors:	The Board of Directors will consist of three members as follows:

- Holders of Common Stock will have the right to elect one member of the Board of Directors, initially Idicula Mathew.
- Holders of a majority of Series Seed Preferred Stock will have the right to elect one member of the Board of Directors, initially vacant.

Expenses:	Company to reimburse counsel to Purchasers up to a maximum of $15,000.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Key Holder Matters:	Each Key Holder will have four years vesting beginning May 1, 2018. Full acceleration upon "Double Trigger." Each Key Holder shall have assigned all relevant IP to the Company before closing.
Binding Terms:	For a period of 30 days, the Company will not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company will not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Accepted and agreed as of the latest date set forth below:

COMPANY:

HERA HEALTH SOLUTIONS

By: _____

        Name: Idicula Mathew
        Title: Chief Executive Officer

Date: _____

INVESTOR:

By: _____

        Name: _____
        Title: _____

Date: _____

EXHIBIT D
Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
Hera Health Solutions, Inc.
1141 Wellshire Ln.
Frisco, Texas 75035

Ladies and Gentlemen:

The undersigned understands that Hera Health Solutions, Inc., a Delaware corporation (the "Company"), is offering up to 21,400 shares of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of $5.00 for an aggregate capital raise of up to $107,000 This Offering is made pursuant to the Form C, dated June 24, 2019 as the same may be amended or supplemented (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on July 30, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

   i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

   ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

   iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) Filing of Restated Charter. The Company shall have filed with the Delaware Department of State the Amended and Restated Certificate of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. **OTHER AGREEMENTS**.

   (a)   Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Fifty Thousand Dollars ($50,000) in this offering and has thereby become a Major Investor (a "**Major Investor**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) <u>Inspection Rights</u>. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

(d) <u>Additional Rights</u>. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

(e) <u>Participation Right</u>.

(i) <u>General</u>. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, <u>provided</u>, <u>however</u>, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii) <u>New Securities</u>. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; <u>provided</u>, <u>however</u>, that the term "New Securities" <u>does</u> <u>not</u> <u>include</u>: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed I Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii) <u>Procedures</u>. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv) <u>Failure to Exercise</u>. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 8(e).

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the city of Dover, Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Hera Health Solutions, Inc. 1141 Wellshire Ln. Frisco, Texas 75035 Attention: Idicula Mathew
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Ste 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2019

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Hera Health Solutions, Inc.
By_____ Name: Title:

IRREVOCABLE PROXY TO VOTE STOCK

OF

HERA HEALTH SOLUTIONS, INC.

The undersigned stockholder, and any successors or assigns ("**_Stockholder_**"), of Hera Health Solutions, Inc., a Delaware corporation, (the "**_Company_**") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "**_Proxy_**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**_Shares_**") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Subscription Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT E

Investor Deck



HERA HEALTH SOLUTIONS

REDEFINING DRUG DELIVERY

www.herahealthsolutions.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

55%

Of Americans take a prescription drug daily.


Start in the green section
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MON TUE WED THU FRI SAT SUN
FRI THU WED TUE MON SUN SAT
SAT SUN MON TUE WED THU FRI


Rx


IF YOU DRINK ALCOHOL, DISCUSS THE SAFE USE OF ALCOHOL WHILE TAKING THIS MEDICATION WITH YOUR HEALTHCARE PROFESSIONAL.

Source: https://www.consumerreports.org/prescription-drugs/too-many-meds-americas-love-affair-with-prescription-medication/

HERA HEALTH SOLUTIONS

Revenue ($B)



DRUG ELUTING IMPLANTS
AN EMERGING MARKET SPACE

Source: https://www.grandviewresearch.com/industry-analysis/implantable-drug-delivery-devices-market

HERA HEALTH
SOLUTIONS

Today...

THE NEXPLANON ARM IMPLANT

This implant is inserted under the skin, and prevents pregnancy for a lifespan of 3 years. It must be surgically removed once it's spent.[i]

This generated revenue of $700M+ in 2018[ii]

Source i: https://www.nexplanon.com/what-is-nexplanon/

Source ii: https://s21.q4cdn.com/488056881/files/doc_financials/2018/Q4/2018-Form-10-K-(without-Exhibits)_FINAL_022719.pdf

HERA HEALTH SOLUTIONS

THE PROBLEM





Thousands of FDA reports filed due to removal issues, some with life-threatening complications.



"She was just digging, digging, digging, she was fishing for a long time. I was angry. I was like, what do you mean it moved? How can it move?" –

NEXPLANON PATIENT Tenayah Dawson

Source: https://www.circa.com/story/2018/10/08/nation/this-popular-implant-prevents-pregnancy-for-years-it-could-also-go-missing-in-your-body

THE SOLUTION: EUCONTRA™

The Resorbable Contraceptive Implant



POTENTIAL BENEFITS

1

EFFECTIVE
Delivers the generic drug Etonogestrel

2

SAFE
Combines FDA approved material Poly-L-Lactide Acid (PLLA) with Etonogestrel

3

FLEXIBLE
Lasts for 12 or 16 months and can be removed sooner



POTENTIAL MARKET CHANNELS

DOMESTIC:

OB/GYNs

Family Planning Clinics

INTERNATIONAL:

Nonprofits

NGOs


$800 retail
Eucontra.
68 mg resorbable implant
Etonogestrel
For subdermal use
To be used as directed by medical practitioner
1 applicator containing 1 implant
1 contraceptive implant contains: 68 mg etonogestrel
HERA HEALTH SOLUTIONS
Biodegradable
Subsidized by Nonprofits and NGOs

HERA HEALTH SOLUTIONS

HERA HEALTH SOLUTIONS: THE FUTURE OF DRUG DELIVERY

EUCONTRA™



$22.1 B [i]
Global

Domestic
$7.6 B [ii]

ALL ADDRESSABLE APPLICATIONS



$379 B [iii]
Global

Domestic
$20 B [iv]

POTENTIAL MARKETS



VETERINARY



OPIOID ADDICTION



HORMONE THERAPY



BREAST CANCER

i. http://bit.ly/2ZzaMRH

ii. http://bit.ly/2L3aP5j

iii. https://on.mktw.net/2VLGx7X

iv. http://bit.ly/2XGYnJJ

HERA HEALTH SOLUTIONS

EXECUTIVE TEAM






Idicula Mathew | CEO & Co-Founder | BME | Startup & Business Experience

Garrett Whitfield | COO & Co-Founder | BME Manufacturing Medical Device Expertise

Jackie Bidlack | Researcher | Material Science Background

Julie Tran | Undergraduate Researcher | Rhodes Research Scholar

HERA HEALTH SOLUTIONS

ADVISORY BOARD

DR. BLAIR BRETTMANN

Technical Advisor



Electrospinning and Drug Delivery Innovator

RICHARD DIMONDA

Corporate Advisor



Medical Device Regulatory and Market Specialist

CHRIS WEST

Commercial Advisor



Pharmaceutical Commercialization Expert

HERA HEALTH SOLUTIONS

ESTIMATED TIMELINE

Intended Goals

Domestic: 505(b)(2) Pathway

- Conclude Preclinical Testing
- FDA Submission

International: WHO Pre-approval

Current - Sept 2019
Finish preclinical trials

Nov 2019 - Nov 2020
Clinical trials

Dec 2020 - Apr 2021
Approval & Market Launch



EUCONTRA™ DEVELOPMENT PLAN



FDA Regulatory
Pathway:
Accelerated
505(b)(2)

KEY
MILESTONES

Apr 2017
Named Top Emerging Medical
Device International/DMD
Conference

May 2018
Regulatory & Testing plan
finalized

June 2018
Full utility patent on
technology filed

VALIDATION

**Biodegradable
Polymer Testing**
for drug elution

**Contraceptive
Agent Testing** to
determine scope of drug
elution in polymer

Prototype Built

**Surface
Degradation
Manufacturing
Testing** to determine
favorable manufacturing
process

PLLA Polymer and
**Electrospinning
Manufacturing**
finalized

PRECLINICAL TRIALS

IN-VIVO TESTING

**Formulation of
Electrospun
Implantable** to
confirm manufacturability
with drug loaded

**Implant SEM
Imaging** to confirm
surface degradation
through visual fibers

**Subcutaneous
Fluid Degradation
Testing** to confirm
effective degradation rate
in mimicked environment

**Subcutaneous
Fluid Elution
Testing** to confirm
drug elution over time in
mimicked environment

IN-VIVO TESTING

**Intracutaneous
Extraction Study
in Rabbits**

**Acute Systemic
Toxicity Study in
Mice**

**Maximization
Sensitization
Study in Guinea
Pigs**

**1- and 4-Week
Subcutaneous
Implantation
Study**

**6-Month Muscle
Implantation**

IND
SUBMISSION

CLINICAL TRIALS

**Expedited Bridge
Study**

FDA
APPROVAL

HERA HEALTH
SOLUTIONS

PROGRESS

Dec 2016

May 2017 — First Prototype Built


Jun 2017 — Named International Emerging Medical Device Innovation[i]


Jun 2018 — Customer Discovery Initiative


Jul 2018 — Full Utility Patent filed



Zero To 510
Medical Device Accelerator

Sep 2018 — Nanofiber Solutions – Manufacturing Partnership



Nanofiber SOLUTIONS

Nov 2018 — First Manufactured, Packaged, Sterilized testing samples



charles river
accelerating drug development. exactly.

Feb 2019 — In Vivo Testing Protocol started


Apr 2019

HERA HEALTH SOLUTIONS

i. https://www.medgadget.com/2017/05/design-medical-devices-conference-2017-minneapolis-glance-future-healthcare.html

Thank You!

Visit us at

herahealthsolutions.com

@HeraHealth

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Hera Health Solutions Video Script

Today more than 55% of Americans need to take a prescription drug daily.

But with the potential issues surrounding efficiency, effectiveness, and user compliance – there's no surprise as to why we believe drug eluting implants offer improved capabilities and performances for localized and controlled therapies.

Today, in the field of contraception, there exists a popular drug eluting implant on the market that generated $700 million in revenue in 2018 alone.

But unfortunately, the implant removal process can result in bruising, scarring, and even the migration and loss of implants in the body.

Now, just imagine, if these problems exist in the American healthcare market, what it is like in other nations – with limited access to healthcare and even societal pushback against contraception in general?

Hera Health Solutions, a pharmaceutical device startup, is on a mission to provide a patient-focused, sustainable medication delivery platform to everyone.

It's first product, – Eucontra, is the first ever biodegradable contraceptive arm implant designed to offer a potential solution to the global need for modernized contraception.

The product is an FDA approved Poly-L-Lactide Acid (PLLA) material that delivers Etonogestrel, in a safe manner to the body.

Hera's technology utilizes a patent-pending nanofiber production method to develop its long-lasting implant and eliminate the invasive removal procedure, giving Eucontra the ability to last from 12 to 16 months in the body before being resorbed or even removed sooner if needed.

But hey - contraception is only the beginning. Hera's drug delivery platform could be utilized to deliver opioid addiction treatment, long acting hormone therapy, drugs in the veterinary space and much more.

　　　- With a total addressable market of more than 3.8 billion dollars –

Hera has attracted the attention of OB/GYNS, family planning clinics and advisory partnerships with global healthcare leaders and nonprofit organizations helping to push the boundaries of long acting medications.

Hera Health Solutions was named a Top Emerging Medical Device Innovation at an International forum and recognized at the nationally ranked Zeroto510 accelerator program.

The company's executive team comprises of biomedical engineers, material scientists, and business development experts dedicated to bringing Eucontra to market.

Your investment will help Hera initiate pre-clinical trial testing and begin preparations for full FDA approval and World Health Organization clearance for a global market launch.

Join Hera Health Solutions on its journey to redefine long acting drug delivery.

EXHIBIT G

DRAFT Amended and Restated Articles of Incorporation

HERA HEALTH SOLUTIONS INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Hera Health Solutions Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1.   The name of this corporation is Hera Health Solutions Inc. This corporation was originally incorporated pursuant to the General Corporation Law on May 22, 2017 under the name Hera Health Solutions Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on [●], 2019.

By: _____
Name: _____
Title: _____

Exhibit A

HERA HEALTH SOLUTIONS INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Hera Health Solutions Inc. (the **"*Corporation*"**).

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 9 East Loockerman Street, Suite 202 in the City of Dover, County of Kent County, Kent County. The name of its registered agent at such address is Spiegel & Utrera, P.A.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as at least twenty-five percent (25%) percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect one (1) director of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Change of Control***" means the occurrence of one or more of the following events:

(a) if any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing greater than fifty percent (50%) of the combined voting power of the Corporation's then outstanding securities, whether or not the Board shall have first given its approval to such acquisition; or

(b) the consummation of a merger or consolidation of the Corporation with any other entity; provided, however, a Change in Control shall not be deemed to have occurred: (i) if such merger or consolidation would result in all or a portion of the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or (ii) if the corporate existence of the Corporation is not affected and following the merger or consolidation, the Corporation's Chief Executive Officer retains his or her position with the Corporation (disregarding termination of employment for reasons other than due to a termination by the Corporation without cause or a termination by the Chief Executive Officer for good reason) and the Directors of the Corporation prior to such merger or consolidation constitute at least a majority of the Board of the Corporation or the entity that directly or indirectly controls the Corporation after such merger or consolidation; or

(c) the sale or disposition by the Corporation of all or substantially all the Corporation's assets; or

(d) the complete liquidation or dissolution of the Corporation.

"*Original Issue Price*" means $5.00 per share for Series Seed Preferred Stock.

"*Requisite Holders*" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 273,201 shares consisting of (a) 3,000 shares of Common Stock of the Corporation, having a par value of $0.00001 per share ("*Common Stock*"), and (b) 270,201 shares of Preferred Stock of the Corporation, having a par value of $0.00001 per share ("*Preferred Stock*"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "*Series Seed Preferred Stock*".

Upon the effective time (the "*Effective Time*") of the filing of this Restated Certificate, each one (1) share of the Corporation's Common Stock that is issued and outstanding (whether vested or unvested) or held by the Corporation as treasury stock immediately prior to the Effective Time, is and shall be subdivided and reclassified into ten (10) fully paid, nonassessable shares of Common Stock (the "*Forward Stock Split*"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("*Old Certificates*") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of Common Stock shall not be affected by the Forward Stock Split.

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

4845-9004-3800.2

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2.   **Voting.**

2.1   General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "**Bylaws**").

          4845-9004-3800.2

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   enter into any transaction that would result in a Change of Control.

3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

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3.9   Adjustments for Diluting Issues.

      3.9.1   <u>Special Definitions</u>. For purposes of this Section 3.9, the following definitions will apply:

      (a)   "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

      (b)   "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

      (c)   "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

      (i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

      (ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

      (iii)   subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

      (iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

      3.9.2   <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

      3.9.3   <u>Deemed Issue of Additional Shares of Common Stock</u>.

      (a)   If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible

Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

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(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4   <u>Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock</u>. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a)   "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b)   "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c)   "***A***" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d)   "***B***" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

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3.9.5   Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a)   Cash and Property: Such consideration will:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated

Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

        3.11   <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

        3.12   <u>Procedural Requirements</u>. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

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4.   **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b)   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded***

4845-9004-3800.2

Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

4845-9004-3800.2

EXHIBIT H
Webinar Transcript



HERA HEALTH SOLUTIONS

July 18, 2019
Webinar Transcript

Brett: Hi everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today. Today we will be hearing from Idicula Mathew, co-founder and CEO of Hera Health Solutions.

Brett: Idicula co-founded Hera Health Solutions and has been CEO since its inception. He has a background in product development with a concentration in biotechnology research, and he has prior startup experience. At Hera Health Solutions, Idicula provides vision, leads business development, intellectual property management and commercialization. Idicula has a bachelor's degree in Biomedical Engineering from Georgia Institute of Technology. How are you doing today Idicula?

Idicula: Hey Brett. I'm doing well. How about you?

Brett: Doing really well. So again, I apologize for the delay everyone. Today, Idicula is going to spend about 10 or 15 minutes going through his pitch deck, and that'll give you a little bit of background on Hera Health. We encourage you to send in questions during the presentation. If you go over to your GoToWebinar control panel, there's a tab titled "Questions". If you click there, you should see a window where you can submit them. Feel free to submit while the presentation is going on, it won't interrupt him, it'll just go to me. When he's finished we'll go into Q&A, and we'll cover the questions that are submitted and deal with any others that anyone might have. So, with that Idicula, I'll let you take it away and introduce everyone to Hera Health Solutions.

Idicula: So, hey, Brett. Thank you for the introduction. Hey everybody, my name is Idicula Matthew, I'm CEO of Hera Health Solutions. And before we get started, first of all, yes, sorry for the delay. I think that was a very unexpected... I don't know for some reason Brett, there was some technical issues but I wanted to really get started by saying thank you so much everyone joining us on the webinar today and for all the support that we've gotten since we launched our offering here with MicroVentures. I'm really excited for this opportunity and we're really looking forward to sharing today a little bit more about Hera Health Solutions and hopefully make sure to get all your questions answered. So hopefully everybody can see my screen here. I have pulled up here our quick slide deck and this deck is, I believe, is available on the MicroVenture's Offering website as well. So, let's get started.

Again, my name is Idicula, CEO of Hera Health Solutions and we are redefining drug delivery starting with contraception.

So today more than 55% of Americans need to take a prescribed drug or medication that needs to be taken every day at essentially the same time. But of course, we all know that these medications won't work like they're intended if you don't take them. And with the obvious issues surrounding efficiency, effectiveness and user compliance, there really is no surprise as to why drug-eluting implants are one of the solutions that's taken the medical market by storm. Today, specifically in the field of contraception, there exists a more than 700 million annual product on the market. A small matchstick size rod that is inserted underneath the arm and elutes birth control until that implant needs to be removed. But how do they remove these implants today? Well, it's sort of like finding a needle in a haystack except that haystack is your upper arm.

Huge issues surrounding bruising, scarring and unfortunately even migration of the implant upon this removal procedure. The solution is our product, Eucontra, the first ever bio-degradable contraceptive

[inaudible 00:03:49] plant. It's an implant that erodes in the body as the drug itself elutes. This patent pending technology that my colleagues and I developed combines FDA approved materials to deliver the generic birth control drug that's already on the market. Therefore, it's safe, effective and flexible to biodegrade to different time points.

But, guess what? If this is a problem in the American healthcare market, just think about other countries, right? Personally, my roots are from India. My Mom grew up in Dubai. In places like this and in other developing nations, with both the limited access to healthcare and even societal and religious pushback to contraception in general, monthly birth control pills and intrauterine inserted devices aren't even an option. Leaving Eucontra as not just a want but a serious need in these areas around the world.

For Eucontra, our go to market strategy is essentially twofold. At an estimated manufacturing cost of less than $9 per implant, we will easily be able to sell at the market competitive price of around $800 per implant under the already existing reimbursement codes to both OB/GYN practices and family planning clinics domestically. While internationally, we've actually already received potential interest from large nonprofit organizations and distributors asking if our product is ready for sale. Now, I probably don't have to take the time to explain how big the contraceptive market is, but what I will tell you is that worldwide, as family planning mindsets are changing. The World Health Organization announced in 2017 that there are an estimated 215 million women globally that have an unmet need to modern contraceptive options, a number that we hope to have an alleviating effect on through the launch of Eucontra.

However, what is really exciting for Hera Health Solutions is that contraception is really only the beginning. Our team has already pinpointed other applications in the veterinary space, opioid addiction treatment, hormone therapy, long-acting breast cancer treatment for our technology. The total addressable marker for our bio-erodible and drug delivery platform is well over $350 billion. Now we truly have an exemplary team behind Hera Health Solutions that has made all of this possible.

We all met each other at the Georgia Institute of Technology and together we have experience and expertise in biomedical engineering, manufacturing, material [inaudible 00:06:19] prize and also prior startup and business experience. Our co-founders met each other while we were pursuing our various degrees and we were able to take our individual interests in research surrounding drug delivery in advanced manufacturing. [inaudible 00:06:31] We're able to devise the technology behind what is now Eucontra and Hera Health. We've been working together since and really excited about bringing innovation to the healthcare space. But when it comes to our advisory board, we truly recognize that we stand on the shoulders of some giants in the industry. Our advisory board has some of the industry experts in the field with decades of experience. We have a pioneer in our manufacturing process from MIT, a drug delivery regulatory expert and a former pharmaceutical sales executive with decades of experience in the field.

Now I'm going to come back to this slide here, quickly I'm going to touch on our developmental plan. Here's a snapshot of a detailed breakdown of our product's developmental milestones. We have a completely [inaudible 00:07:18] bed regulatory strategy plan that has been created with the aid of experts in the field. Now, one of the most important things I'd like to touch on here is that our device is classified as a drug delivery combination, which we'll be going through the 505(b)(2) pathway. For those that are familiar with the 510(k) pathway, we're very, very similar and you probably know how heavily fast-tracked this pathway is for FDA approval. As a 505(b)(2) classified device, an [inaudible 00:07:42] accelerated FDA pathway for combination products like ours, the FDA sees as relatively low risk because three major things. Number one, our technology is not changing the choice of drug, our technology is not changing the intended dosage of the medication, and our technology is not changing the route of administration. So, we're able to essentially leverage all of this past data that is already available on the market during our submission process, which heavily truncates the approval timeline.

It's also important for us to note that all our testing can take place in small animals, and it's important to understand that our pre-clinical trials are actually doing this very low risk as we do not need to retest the efficacy of the hormone or the safety of the materials, but we're primarily showcasing through our trials that the combination of our product [inaudible 00:08:35] and technical toxicity and sensitivity levels that are deemed appropriate. I'd also like to note that in addition to submitting to the FDA for approval in the U.S Market, Eucontra is a qualifier to be submitted for pre-approval from the World Health Organization for the international market space. Innovative products that promote the UN sustainability development like [inaudible 00:08:56] vaccinations and innovative contraceptive products like ours are allowed to utilize this pathway to launch their products in the international market. [inaudible 00:09:03] This process is key for us to leverage our current partnerships to kickstart sales overseas.

Now, we are truly proud of our progress [inaudible 00:09:12] to date. Since ideation, we've been named the top emerging medical device innovation at an [inaudible 00:09:17] international conference. We have built out our full regulatory strategy and testing protocol plan, and we bought our full utility patent on our technology. We've engaged and partnered with our FDA-grade manufacturer and then successfully scaled up and developed the fully packaged and sterilized implant samples and it's included all [inaudible 00:09:34] bench top and validation studies which are now ready to kickstart pre-clinical trials. So, with that, now looking forward through this [inaudible 00:09:43] series seed raise and we're so excited to be completely looking forward to conclude our preclinical trial, achieve final design [inaudible 00:09:50] freeze to our product and to finalize our submission process to both the FDA as well as the World Health Organization for an estimated global market launch of our product by 2021. Folks, thank you so much for joining us. Please join us on our journey to redefine long acting drug delivery and really looking forward to hearing from you with questions.

Brett: Thank you Idicula that was a great presentation. I do want to remind people because we had a couple people a sign in here after we launched, that if you do have any questions, please submit them through the control [inaudible 00:10:25] panel over on your GoToWebinar, the panel under the "Questions" tab. First, I'm curious if you don't mind sharing a little bit about sort of the origin story. So, getting into a space like this where you're filing the utility patent for a medical device and going through the FDA process and that's not for the faint of heart. Tell us a little bit about kind of how you got into it, how long you've been working on it and what the learning experience has been for that.

Idicula: Yeah, absolutely. So interestingly enough, Hera Health Solutions never originated or never meant to be a product or let alone a company. In fact, it simply started off as a senior design class research project while my co-founder and I were both pursuing degrees at Georgia Tech. At the time, by no means did we start off thinking that we were going to commercialize the product; however, of course one thing led to another. I initially entered our product thesis into a local business [inaudible 00:11:33] case symposium and I know [inaudible 00:11:35] school number the night before the presentation, the hardest part was coming up with a name for the company. And we finally, we liked the alliteration and ring that Hera Health had to it, and we just hit submit.

And from there that's where we met our very first advisor and we were in Atlanta at the time. And Atlanta had a really prevalent and a good startup community that allowed us to quickly align resources. We were able to... from there we initially launched a nationwide customer discovery initiative where we were able to fundamentally learn the market area, the customers of the space. And that's how we got started, [inaudible 00:12:10] started by understanding the need in the marketplace.

And finally, since the very beginning, I think the strength of our team is really that combination of younger grads and innovators executing in the front with all the passion, momentum and drive and the sort of the outside of the box thinking that a disruptive startup in the space needs. But we also have the solid backing and [inaudible 00:12:32] experience with some of the [inaudible 00:12:33] season goes, all the veterans on our advisory team and with the breadth and depth of the industry regulatory, exactly what you were talking about, the scope of patent filings and the regulations within the FDA manufacturing knowledge with their decades and decades of experiences in the marketplaces allowed us to, [inaudible 00:12:53] this close to three year journey now and we're looking forward to building up this sort of small and dynamic team has been very, very successful as you can see [inaudible

00:13:03] the progress that we've made and we're looking forward to having that growth in the coming years.

Brett: Right. Thanks. And when I look at this space, I think one of the challenges oftentimes is, and when I say this space, I don't necessarily mean specifically the contraception space, but just going through, I would classify you as biotech medical device and usually very capital intensive. Could you share a little bit about the capital you guys have raised so far and my understanding, you've been able to make it quite a bit with relatively limited funds, but maybe talk a little bit about the capital you guys have raised and what that's enabled you to do.

Idicula: Yeah, absolutely. So, we have raised capital previously through a VC firm, a healthcare VC firm that's focused on biotech. We've also been through an accelerator program where we've been able to raise some funds. And we have been able to achieve quite a lot with the minimal amount of funds, and I think particularly a lot of that is because we were part of these programs that really enabled us to utilize resources that lots of other startups that are starting out might not have access to and resources including lab space, resources including office space and we have continued access to those through the partnerships that we've been able to align us with. In terms of our product, we have been able to, with the funds that we raise, we have been able to build a fully functioning prototype that is in an implantable form that has concluded its bench top validation in all in vitro trials, that it concluded trial data to showcase the optimal drug [inaudible 00:14:55] elution as well as the [inaudible 00:14:56] in vivo degradation for the entire lifespan for the Eucontra product.

          Brett, I think you and your team at MicroVentures had a chance to see it in person. I still remember, I think it was around Christmastime last year when our team had shipped it to your office. And for the folks on the Webinar picture of the prototype, the implant that is in its current form is somewhere in the video that's on the MicroVentures website. And so, a key few important notes is that the prototype is fully functioning, packaged and sterilized and it's ready to kickstart full GLP in vivo preclinical trials. And as I briefly touched on the presentation, the preclinical trials are actually deemed as lower risks as we're not testing the efficacy of the medication or the safety of the materials. We're primarily... our goal is to showcase through our trial to the FDA that the combination of the product meets the chemical toxicity and sensitivity levels that are deemed appropriate.

          And for comparison, there are products previously approved in the market space that utilizes much more hormone in the product as well as large, larger medical bone implants entirely surface the same materials as our implants. So, I think we have it a little bit easier than some of the larger new compounds and new formulations that are trying to hit the market. We have... and I think that's part of a strategy of Hera Health Solutions is to ensure that we're launching products that are safer and hitting them... trying to make them hit the market much faster through utilizing these faster accelerated pathways that the FDA offers.

Brett: And on that note, for those of us listening who may not be as familiar with that FDA timeline, I know you did a good job during the presentation of showing us with the visual. Maybe, can you break it down in a little bit more layman's terms of kind of where you are in terms of the getting it to market. I know you mentioned the pre-clinical trials, but maybe timeline. I know we can't make any promises on when the product will get to market and when things will start selling. But maybe just kind of a rough understanding of are we 75% of the way there? If you could give me like sort of a percentage of timeline. I know with these types of businesses that's usually a big piece of this.

Idicula: Sure. So, from a fundamental understanding of launching a medical device, risk of launch traditionally goes down over time. So, I think it's important to understand that the majority of the risks of that was involved in launching a product usually comes around in the very beginning and those stages are usually deemed or called as product validation as well as a bench validation and trial validation of the product. And those are the components that Eucontra has successfully gone through. So, there were... we've been able to completely eliminate the risk of manufacturing scale up. We've been able to complete eliminate the risk of a bench top validation. And so, we're at a stage now where we're ready to enter ISO 10993 testing. And I know, throwing in a lot more words now, but ISO 10993 testing is essentially GLP, Good Laboratory Practice testing where we can essentially start documenting, for the purposes of submission, to the FDA that our product is both safe and effective to use.

Now one of the words that I've used a couple of times here which people might not be familiar is the 505(b)(2) pathway. The 505(b)(2) pathway is specifically for either drug delivery combination products or new... or products that are entering the market that are not technically utilizing new materials or utilizing new drugs or medications, but actually combining products that have already been approved, already been deemed as safe by the FDA. So we are, understandingly enough go through a much less stringent regulatory pathway, which usually takes about two to three years from the beginning to completely go through. So, we've already kickstarted our production and our testing about a year ago. So hopefully that puts into perspective about our hopeful future in terms of submission approval and market launch.

Brett: I think that's important to highlight is that what you guys are doing is blending a combination of some things that have already been approved and exist in a new innovative way. And so, it's [inaudible 00:20:12] I think the level of risk there is a little bit different than something as if you were introducing a new compound or something that we didn't know how it would react. So, and just to-

Idicula: Exactly.

Brett: Go ahead.

Idicula: Yeah Brett, I think one thing I wanted to add in there is as much... I think there's a lot of folks that I've talked to and other CEOs and all their markets and they see the FDA as a huge hindrance. "Oh, I would never play in the medical marketplace." But the truth of the matter is that for medical device companies, the FDA actually plays as a safeguard. Going through the FDA greatly improves the validity and security of their product in the marketplace, and quite honestly it serves as a great barrier for entry for competitors. It's essentially impossible for someone, no matter how big or small, to replicate and join us in the marketplace without adhering to the exact same regulatory steps and processes which we are going through right now.

Brett: Yeah, I think that's a great point. It's great that the other people out there are a little timid to approach the FDA because that means that's all the more room in the market for you. So, and just to reiterate, I know in Idicula's presentation he had the development plan which we just talked about, but if you want to go to the MicroVentures page, it really I think puts out the detail of where they are and the stages that they've already gone through. I want to move forward a little bit. You did talk about this briefly in the presentation as well, but just to add a little more color around the market channels and the ways that you see the product once it is fully FDA approved, selling through to the market. I know you mentioned, there's sort of two different pathways depending on whether it's international or domestic, but let me just add just quickly, and I don't want to be redundant, but just quickly add a little bit more color there on how you see this being sold to the end consumer.

Idicula: Yeah, absolutely. So, our go to market route is going to be very traditional in the domestic marketplace. Selling the U.S Customers, our goal is to be selling very similar to the way that the contraceptive products are sold today. And that is through to OB/GYN practices, family planning clinics, it's essentially a B2B2C model. And there are distributors and sales forces that already exist and pipelines that already exist. Luckily enough for us because our... again, we're not utilizing a completely new delivery mechanism, there's not a lot of training or sort of training or education that is necessary in order for the successful launch of the product. So, and another great aspect is that we're able to utilize already existing CPT reimbursable codes and therefore it'll fall underneath. It will be reimbursed by insurance in the U.S domestic markets, which is a huge plus for us.

So, our goal is to, within, as we're going through the FDA, to strategically build up those alignment partner resources for distribution just line up for a successful market launch in the U.S market. Now I know I touched on this a little bit in the presentation, but there's actually a huge market space for contraception in the international market space, especially for something such as an innovative product like ours that, and we've actually received already a lot of interest from organizations asking, "Hey, when are you guys going to be ready? Because this is something that the market really needs." And the sales strategy there looks fundamentally very, very different. And I think those international sales will look more like strategic sales partnerships with large nonprofit organizations that buy products like this in bulk.

One of the great examples that I have is in 2017 a Chinese company launched sort of a tube rod implant that's not biodegradable for contraception. And they strictly went after the international markets, and within a year or two on the market they were able to exceed over $2.5 million in sales, just selling into two nonprofit organizations. And those nonprofit organizations usually take care of the distribution sales strategy and cycles and it's again, it's a strategic partnership that need to be aligned. So bigger customers in completely different [inaudible 00:24:51] I'm game. But our goal is to be competitive in both marketplaces by launching alongside each other.

Brett: That's great. I appreciate that. And now I want to talk a little bit about the reason why we're here doing this crowdfunding campaign and there is some investment and that's the opportunity that we're here to talk about. Can you talk or share with us what the funds that are being raised through the MicroVentures platform will be put towards and how it'll help you achieve your long-term goal?

Idicula: Yeah, absolutely. So, first of all, I wanted to take the chance and touch on crowdfunding. And you gotta be honest here, I think Brett and your team knows I think when we first started a discussion, when we first started talking, to be completely honest, I think we at Hera Health Solutions were very truly skeptical about offering crowds notes on what's raised mainly because we are a medical device. We were under the impression that you can't crowdfund for a medical device and you usually crowdfund for gadgets that are cool. And we were really looking to scale and expand a drug delivery combo product, but once the opportunity really presented itself and our team personally learned more about the notions of the structure and the crowdfunding platform that was available through MicroVentures, and we truly had a completely different outlook. We were able to go back to our roots and our beginnings and realize that Hera Health Solutions is really a startup that is very personal and the company surrounds a very people-oriented product and hopefully line of products.

And at the bottom line we really recognize that we're a company that got kickstarted out to a need in a highly dissatisfied marketplace. Having the opportunity to bring on support and investors that are brought in into our product space is an amazing opportunity. And although we already, we have the support and hope to have the continued support with some amazing VC firms and great partners and funds in the industry, we recognize that the added value that everyday investors can bring to the table is truly invaluable. And so, we're really looking forward to this continuing support as we're looking to successfully launch our products and move into the other markets as well.

So, let me take it to what this, how this really, this next series seed as they call it, investment for us is very, very crucial for us and mainly it's going to do four major things. Number one, it's going to help us as I mentioned, it's going to push our products successfully through the pre-clinical trial to achieve a complete design [inaudible 00:27:24] freeze. And then we're going to be doing that by concluding, our ISO 10993 testing and GLP and that's going to be done completely in small animal in vivo trials. Number two, we're going to conclude our FDA submission process, through the [inaudible 00:27:38] Pre-IND submission. Number three we're going to be gearing up for market launch, that's what I touched on earlier. We're going to be aligning our current partnerships with both domestic and international partners to ensure that we're ready to launch once as soon as we get that approval stamp on our product. And lastly, number four, we are going to be continuing our R&D in alignment of resources for potential follow-up products. Primarily we're going to be continuing our research in the veterinary space and opioid addiction treatment.

Brett: Right. Thank you. Yeah, just to sort of touch on the point about the crowdfunding, we're certainly seeing that on our side of companies, it's fairly new fundraising mechanism, right? And so I think a lot of companies are still learning about it and what we've seen is companies that do have, are purpose driven and have something more, certainly there's a financial incentive to all of this, it's a core profit business, but there's also you're providing something in the world that is needed by a lot of folks and I think that Hera Health Solutions certainly fits into that mold. So of course, we're certainly happy to have you.

I want to be cognizant of everyone's time, so we are gonna try and wrap up here. But real quick, I want to Idicula, just hear a little bit from you on what the future looks like for Hera Health. I know in the short term or relative short term, given the product development cycle in the FDA approval process that you're going through, there's the main focus is on Eucontra and getting this to market. Do use foresee other products down the road after this one is launched and what's your overall thought of the business long term?

Idicula: Yeah. So, we're really excited to announce that we have already finalized our first round of market metrics and studies for movement into other markets. I think I touched on the fact that my co-founders and I got into this space primarily by launching a customer discovery initiative. And I think that's what startups are moving into nowadays where people won't launch a product unless they get the definite reassurance from the market that there is that need for it, right? And I think what's really exciting is once we started talking about Eucontra and the process of launching Eucontra, we immediately started getting interest from other areas and other spaces. And I think what's really exciting for our team as well as for our investors that are on this journey with us are [inaudible 00:30:22] the fact that our technology and our IP is really surrounding a novel drug delivery platform.

We're not a contraceptive company, and we are a drug platform company that can readily be replicated to move into other areas and other applications. The first products that we've already started kickstarting and initial bench trials and validation studies of using [inaudible 00:00:30:47] decimal relevant. It's used in a popular veterinary products for zoo animal contraception. Our team internally is receiving a lot of outreach both locally as well as across the U.S with interest in the veterinary space. And of course, regulatory landscape is also very much less stringent in this space so we're really excited to dive deeper in within the next [inaudible 00:31:15] looped in the upcoming year and excited to take this approach further.

Alongside the veterinary space, we're also looking forward into starting formulation and scope research in the opiate addiction markets. Unfortunately, this is a market space that is turning into a huge epidemic in the domestic market and there are some huge serious issues with current products on the market, there's obviously user compliance is a definite problem. So implantables are really booming in this space. I'm really excited to be working on this concept as well. So overall, those are the two major avenues that we've already kick started our bench and kick started our market research into a but those are going to be ongoing and looking forward for these as well as other applications as we move further in to hopefully a line of products that can utilize our drug delivery platform.

Brett: That's great. I think all of that's really exciting and I would say there's a reason why the company's not named Eucontra Solutions, right? I think there's bigger plans down the road and I think that's super exciting from an investor perspective. So, before I give you the last word to sign off and give some people [inaudible 00:32:29] or give some places you might want to point people towards. I do want to tell everyone that, because many people will be listening to this recording who weren't able to catch it live. If you do have questions after you listen to this, you can submit them through the MicroVentures website discussion forum for Hear Health Solutions. So, if you go to microventures.com and click the crowdfunding tab at the top, you'll see a couple of different offerings that we have listed. Hera Health Solutions is one of them. Click on that, and you'll see much of the information that we've discussed and probably even a little bit more there. There's financials, offering documents, and so on.

And then of course if you'd like to invest in Hera Health, there's an orange invest button up at the top right, you can click on that and it'll walk you through the process. If you don't have an account, you'll have to sign up for one. But yeah, I think we would certainly love for you to be a part of this and I guess before we let everyone go, Idicula, do you have any kind of final closing thoughts or any other places you'd like to point people towards to get more information on the company?

Idicula:	Sure. Yeah, I mean, of course other than the offering page, please be sure to visit our website, it's HeraHealthSolutions.com. We also got a small blog spot going on where we share the latest and greatest research trends in the space. We also got a Twitter page where we try to post about all the conferences and events that we'll be presenting or showcasing at. I know that we do have a, already on the calendar, we have a few really exciting events that are going to be coming up on the calendar, so please feel free to... please follow us and be on the lookout and we're really looking forward to your support at some of these events that are coming up, that's going to be really exciting to showcase both the company and the product.
	And finally, we love your feedback, we love your questions. Please do share what you've got on your mind. I'm very, I'm excited with all the outreach that we've already been getting and looking forward for this journey and happy to... and let me know if you're in town we can grab a coffee, whatever. Happy to hear from you. Also looking forward.
Brett:	Thank you, Idicula. And I want to apologize again and to you and the folks who did log on about the little technical difficulty we had at the beginning. Hopefully people still got a lot out of this and I know the folks that will be listening to the recording, I'm hoping they did as well. I think you did a great job and that's gonna be it for us today. Thanks again to everyone who did attend and for all the folks listening to this recording and that's going to conclude the webinar. Thanks. Thanks again everybody, and have a great day. A great rest of the week.